# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: iQIYI, Inc., CIK 0001722608
CUSIP: 46267X108
Title of class of securities: Class A Ordinary Share
Address of issuer's principal executive offices: 3/F, iQIYI Youth Center Yoolee Plaza, No. 21, North Road of Workers' Stadium,, Beijing, China (F4), 100027
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-19-024718
Filed by CIK 0001765660

## Reporting persons
- Best Ventures Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 322,766,458; shared voting power 0; sole dispositive power 322,766,458; shared dispositive power 0; aggregate amount beneficially owned 322,766,458 (8.8% of the class)
  Comment: Rows (5) and (7) represents 322,766,458 class A ordinary shares (including in the form of American depositary shares ("ADSs") directly held by Best Ventures Limited (formerly known as Xiaomi Ventures Limited). Best Ventures Limited is a company incorporated in British Virgin Islands. Best Ventures Limited is beneficially owned and controlled by Xiaomi Corporation.
  
  Row (11) is calculated based on a total of 6,716,137,985 ordinary shares of the Issuer outstanding as of December 31, 2023, including 3,675,039,807 class A ordinary shares and 3,041,097,278 class B ordinary shares, as disclosed by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 14, 2024.
- Xiaomi Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 322,766,458; shared voting power 0; sole dispositive power 322,766,458; shared dispositive power 0; aggregate amount beneficially owned 322,766,458 (8.8% of the class)
  Comment: Rows (5) and (7) represents 322,766,458 class A ordinary shares (including in the form of American depositary shares ("ADSs") directly held by Best Ventures Limited (formerly known as Xiaomi Ventures Limited). Best Ventures Limited is a company incorporated in British Virgin Islands. Best Ventures Limited is beneficially owned and controlled by Xiaomi Corporation.
  
  Row (11) is calculated based on a total of 6,716,137,985 ordinary shares of the Issuer outstanding as of December 31, 2023, including 3,675,039,807 class A ordinary shares and 3,041,097,278 class B ordinary shares, as disclosed by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 14, 2024.

## Item 1. Issuer
Name of issuer: iQIYI, Inc.
Address of issuer's principal executive offices: 9/F, iQIYI Innovation Building, No. 2 Haidian North First Street, Haidian District, Beijing 100080, People's Republic of China

## Item 2. Person Filing
Name of person filing: (i) Best Ventures Limited; and (ii) Xiaomi Corporation (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence:
For Best Ventures Limited
c/o P.O. Box 2221
Road Town, Tortola
British Virgin Islands

For Xiaomi Corporation
Rainbow City Office Building
68 Qinghe Middle Street
Haidian District, Beijing
People's Republic of China
Citizenship: Best Ventures Limited - British Virgin Islands; Xiaomi Corporation - Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Best Ventures Limited: 322,766,458 class A ordinary shares
Xiaomi Corporation: 322,766,458 class A ordinary shares
Percent of class:
Best Ventures Limited: 8.8%
Xiaomi Corporation: 8.8%
Sole power to vote or to direct the vote:
Best Ventures Limited: 322,766,458 class A ordinary shares
Xiaomi Corporation: 322,766,458 class A ordinary shares
Shared power to vote or to direct the vote:
Best Ventures Limited: 0
Xiaomi Corporation: 0
Sole power to dispose or to direct the disposition:
Best Ventures Limited: 322,766,458 class A ordinary shares
Xiaomi Corporation: 322,766,458 class A ordinary shares
Shared power to dispose or to direct the disposition:
Best Ventures Limited: 0
Xiaomi Corporation: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Best Ventures Limited: /s/ LAM, SAI WAI ALAIN, LAM, SAI WAI ALAIN (03/18/2025)
- Xiaomi Corporation: /s/ LEI Jun, LEI Jun (03/18/2025)
Comment: The Joint Filing Agreement filed as exhibit to the Schedule 13G filing on February 1, 2019 is incorporated herein by reference.

https://www.sec.gov/Archives/edgar/data/1722608/000119312519024718/d686725dex99a.htm